

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2007

Paul A. Smith
Controller and Senior Vice President, Finance and Administration
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta T2P 3M9

> **Re:** **Imperial Oil Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 0-12014**

Dear Mr. Smith:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Oil and Gas Reserves, page 33

1. Please expand your disclosure to clarify the purpose of the reserve disclosures to enable investors to better understand the limitations that you have identified with reserve quantities calculated using December 31 prices and costs. Specifically, balance your disclosure to explain why year-end prices are prescribed for reserves estimation.

Controls and Procedures, page 36

2.   You disclose that your "…officers have concluded that the company's disclosure
      controls and procedures are appropriate and effective for the purpose of ensuring
      that material information relating to the company, including its consolidated
      subsidiaries, is made known to them by others within those entities, particularly
      during the period in which this annual report is being prepared." Item 307 of
      Regulation S-K requires you to disclose your officer's conclusions regarding the
      effectiveness of your disclosure controls and procedures as that term is defined in
      Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more
      comprehensive than that included in your disclosure. Specifically, the term
      disclosure controls and procedures also includes controls that are "…designed to
      ensure that information required to be disclosed by the issuer in the reports that it
      files or submits under the Act is recorded, processed, summarized and reported,
      within the time periods specified in the Commission's rules and forms." Your
      officer's conclusion does not state whether your disclosure controls and
      procedures are effective at accomplishing these items. Please revise your
      officer's conclusion to state whether your disclosure controls and procedures are
      effective at accomplishing all of the items included within the definition of
      disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange
      Act.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief